SEC
Mail Processing
Section

MAY 31 2012

Washington DC
409

SECU[...] SION



12061176

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 06840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2011 (MM/DD/YY) AND ENDING 03/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KARVY INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 BROADWAY STE 1568
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jazek & Der Ananian LLC
(Name – *if individual, state last, first, middle name*)

319 Littleton Rd (Address) Westford (City) MA (State) 01886 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shabbir Dawoodwala, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Karvy Inc, as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

N/A

Title

5/30/12

Notary Public


CAROLINA GARCIA
MY COMMISSION EXPIRES
AUGUST 24, 2013
01GA6210604
NEW YORK CITY
NOTARY PUBLIC, STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Member FINRA/SIPC

May 30, 2012

Securities & Exchange Commission
Broker/Dealer Section
100 F Street, NE
Washington, DC 20549
(202) 942-8088

SEC
Mail Processing
Section

MAY 31 2012

Washington DC
403

Re: Annual Audit Submission
Karvy, Inc. CRD #134512

Dear Sir/Madam:

Enclosed is the firm's Annual Audit submission for March 2012 . Please contact the below for any further questions.

Sincerely,

Uday Raval

Uday Raval
President
Karvy, Inc.
(212) 267-4334
CC: Compliance

Enclosures

KARVY, INC.

FINANCIAL STATEMENTS

March 31, 2012 and 2011

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

KARVY, INC.

INDEX

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

Independent Auditors' Report

To the Board of Directors
KARVY, INC.
New York, New York

We have audited the accompanying balance sheets of KARVY, INC., as of March 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KARVY, INC. as of March 31, 2012 and 2011, and the results of its operations, changes in stockholder's equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Independent Auditors' Report - continued

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
April 23, 2012


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

KARVY, INC.

BALANCE SHEETS
As of March 31, 2012 and 2011

		2012		2011
Assets:				
Current Assets:				
Cash and cash equivalents	$	112,608	$	208,210
Refund of taxes		16,051		0
Other current assets		5,021		5,678
Total Current Assets		133,680		213,888
Fixed assets, net		3,269		4,316
Deposit		18,253		18,253
Total Assets	$	155,202	$	236,457
Liabilities and Stockholder's Equity:				
Current Liabilities:				
Accounts payable and accrued expenses	$	75,692	$	87,102
Accrued income taxes		0		13,727
Total Current Liabilities		75,692		100,829
Stockholder's Equity:				
Common Stock, No Par Value, 1,500 shares authorized		1,575,000		1,285,000
Accumulated Deficit		(1,495,490)		(1,149,372)
		79,510		135,628
Total Liabilities and Stockholder's Equity	$	155,202	$	236,457

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

KARVY, INC.

STATEMENTS OF OPERATIONS
For the Years Ended March 31, 2012 and 2011

	2012	2011
Revenues:		
Retainer fee income	$ 271,067	$ 443,647
Retainer fee income - related party	0	319,940
Interest	42	48
	271,109	763,635
Operating expenses:		
Salaries and related expenses	231,507	209,286
Professional fees	176,716	188,984
Occupancy	97,835	108,608
Quote service	27,273	30,664
Regulatory compliance	21,174	22,850
Travel and entertainment	18,247	19,775
Marketing and promotion	14,400	60,060
Miscellaneous	12,426	8,695
Communications	8,886	9,262
Office supplies and expense	8,182	6,331
Licenses and fees	4,115	3,039
Insurance	2,665	2,968
Depreciation	1,989	2,198
Training	1,595	0
Total operating expenses	627,010	672,720
Income (Loss) from operations	(355,901)	90,915
Income tax (Provision) benefit	9,783	(13,727)
Net Income (Loss)	$ (346,118)	$ 77,188

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

KARVY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended March 31, 2012 and 2011

	Common Stock				Accumulated		
	Shares		Amount		Deficit		Total
Balance, March 31, 2010	34	$	1,285,000	$	(1,226,560)	$	58,440
Net Income					77,188		77,188
Balance, March 31, 2011	34		1,285,000		(1,149,372)		135,628
Capital Contributions	6		290,000				290,000
Net Loss					(346,118)		(346,118)
Balance, March 31, 2012	40	$	1,575,000	$	(1,495,490)	$	79,510

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

KARVY, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended March 31, 2012 and 2011

	2012	2011
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (346,118)	$ 77,188
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	1,989	2,198
(Increase) Decrease in refund of taxes	(16,051)	0
(increase) Decrease in other current assets	657	(1,359)
Increase (Decrease) in accounts payable and accrued expenses	(11,410)	59,632
Increase (decrease) in accrued income taxes	(13,727)	13,727
Net cash provided (used) by operating activities	(384,660)	151,386
Cash Flows used in Investing Activities:		
Purchase of fixed assets	(942)	(583)
Cash Flows from Financing Activities:		
Capital contributions	290,000	0
Net increase (decrease) in cash and cash equivalents	(95,602)	150,803
Cash and cash equivalents - Beginning.	208,210	57,407
Cash and cash equivalents - Ending.	$ 112,608	$ 208,210

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are integral part of these financial statements.

KARVY, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2012 and 2011

Note 1. Summary of Significant Accounting Policies

NATURE OF BUSINESS

Karvy, Inc. "the Company" was organized on September 18, 2003 as a wholly owned subsidiary of Karvy Consultants Ltd, India. Karvy Consultants is a member of the Karvy Group, an integrated financial services provider based in India. In August of 2010, Karvy Consultants, transferred ownership of Karvy, Inc. to Karvy Stock Broking, ltd., a member of the Karvy Group. The Company, which is located in New York City, is a registered Broker and Dealer in securities. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
The Company receives consulting fees for advising Indian clients on U.S. entry strategy, capital raising in the United States, and business/market strategies. The company also advises Indian business clients on cross-border, U.S./India transactions. This income is recognized as revenue in the respective months for which these fees relate. At March 31, 2012 and 2011, there were not any accounts receivable for services provided or deferred revenue from customer prepayments.

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	5 years
Furniture and fixtures	7 years

Note 1. Summary of Significant Accounting Policies, continued

Fair Value Measurement – Assets and Liabilities

Certain of the Company's assets and liabilities, including cash and cash equivalents, accounts receivable from clearing brokers and others, accounts and commissions payable, and other accrued taxes and expenses, are recorded at amounts that approximate fair value because they are short-term in nature.

Uncertainty in Income Taxes

Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At March 31, 2012 and 2011, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. The Company files tax returns in the United States Federal and New York state jurisdictions. These returns are generally subject to examination by the tax authorities for a period of three years after filing.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Fixed Assets

At March 31, 2012 and 2011, the Company's fixed assets consisted of:

	2012	2011
Computer and office equipment	$ 24,773	$ 23,831
Furniture and fixtures	8,249	8,249
	33,022	32,080
Accumulated Depreciation	29,753	27,764
	$ 3,269	$ 4,316

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

NOTES TO FINANCIAL STATEMENTS
March 31, 2012 and 2011

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At March 31, 2012 and 2011, the Company had net capital in excess of its required net capital.

Note 4. Commitments

The Company leases office space in New York City under a five year lease term ending September 30, 2013. Rent expense in 2012 and 2011 was $97,835 and $108,608, respectively. Future minimum rentals, on an annual basis, are as follows:

Years ending March 31,	
2013	$ 109,519
2014	55,759
	$ 165,278

Note 5. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (March 31, 2012) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 6. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (i), as broker or dealer that does not hold customer funds or securities, and engages only in the private placement of securities, third party research; and cross border advisory services.

Note 7. Income Taxes

From inception through August 2010, the Company has incurred net operating losses totaling approximately $1,214,000. Internal Revenue Code section 382 limits the usage of net operating losses in future years when a significant change of ownership has occurred. A significant change in the Company's ownership occurred in August 2010. As a result, net operating losses arising prior to the change in ownership, are limited to $39,500 per year.

From September 2010 through March 2012, the Company has incurred net operating losses totaling approximately $273,000.

The Company has not recorded a deferred tax asset representing the potential income tax benefit that may arise when the available prior years' net operating losses are applied against taxable income which may arise in future years.

The availability of prior years' net operating losses, which may be utilitized to offset future years' taxable income, will expire as follows:

March 31,	
2025	$ 48,000
2026	318,000
2027	250,000
2029	325,000
2030	234,000
2032	313,000
	$1,488,000

Note 8. Related Party Transactions

The Company received revenues of $0 and $319,940 during the years ended March 31, 2012 and 2011, respectively, from Karvy Global Services, Inc. and Karvy Consultants, Ltd., entities related to the Company through the Karvy Group of financial services companies.

Note 9. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, guarantees, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. There were no matters in 2012, or in 2011, that required the Company to record or disclose such a liability in the financial statements.

Note 10. Subsequent Events

Management has evaluated subsequent events through April 23, 2012, the date that the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

KARVY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2012

COMPUTATION OF NET CAPITAL

Stockholder's equity		$ 79,510
Less non-allowable assets:		
CRD account	$ 237	
Refund of taxes	16,051	
Other current assets	4,784	
Fixed assets, net	3,269	
Deposit	18,253	
		42,594
Net Capital		$ 36,916

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 75,692
Total Aggregate Indebtedness	$ 75,692

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum capital requirement	$ 5,046
Excess Net Capital	$ 31,870
Ratio: Aggregate indebtedness to net capital	2.05

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2012

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of March 31, 2012)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	36,916
Net audit adjustments		0
Net Capital per above	$	36,916

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
KARVY, INC.
New York, New York

In planning and performing our audit of the financial statements and supplementary schedules of KARVY, INC. for the year ended March 31, 2012, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be significant deficiencies under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Paolilli, Jarek & Der Ananian, LLC,
Certified Public Accountants

Westford, Massachusetts
April 23, 2012


Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
KARVY, INC.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by KARVY, INC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating KARVY, INC.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). KARVY, INC.'s management is responsible for the Company's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in SIPC-7 for the year ended March 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
April 23, 2012

KARVY, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
For the Year Ended March 31, 2012

Payment Date	To Whom Paid	Amount
11/11/2011	SIPC	$ 350
4/23/2012	SIPC	328
		$ 678

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See preceding independent accountants' report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation.